SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No.: 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on March 26, 2018

1. Date, Time and Place: On March 26, 2018, at 10:00 a.m., via conference call, as expressly authorized by Article 21, Paragraph 2 of the Company’s Bylaws.

2. Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, and the instatement and approval of the quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: The attending board members unanimously approved, without any reservations, (i) the call notice of Annual and Extraordinary Shareholders’ Meetings to resolve on the matters of the minutes of the Call Notice attached hereto as Appendix I (“AGOE”), (ii) the proposal to amend the Company’s Bylaws to be submitted to AGOE, as Appendix II hereto; and (iii) the slate of candidates to the Company’s Board of Directors to be proposed to AGOE, to be composed of candidates nominated in Appendix III hereto, and this Board of Directors acknowledges the receipt of candidates’ declarations attesting that they comply with the independence criteria set forth in the Novo Mercado Rules, verified herein.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members.

Presiding Board:
Odair Garcia Senra Chairman	Janine Maria Corrêa Pupo Secretary
Board members:
Odair Garcia Senra	Cláudio José Carvalho de Andrade
Francisco Vidal Luna	Guilherme Affonso Ferreira
José Écio Pereira da Costa Júnior	Maurício Marcellini Pereira
Rodolpho Amboss

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer